FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 17, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES ENTERING THE OTT TV FIELD

Netanya, Israel – June 17, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that its Board of Directors has resolved that the Company shall enter the field of television services over the internet (known as Over the Top TV, or OTT TV).

Nir Sztern, the Company's Chief Executive Officer, said: "the Company will enter a new line of business offering OTT TV services. Entering a new and penetrated market will require investment and additional operating expenses in order to yield future revenues. In line with the Israeli Ministry of Communication's policy to encourage competition in the Israeli television market, the Company's OTT TV solution will allow the Company to offer an attractive alternative to the traditional cable and satellite television services currently offered in Israel by the Hot group and the Bezeq group. The Company's OTT TV services are synergetic and complementary to the Company's core business and shall help in retention of customers and strengthen the Company's position as a leading Israeli Communications group."

Mr. Gilad Erdan, the Israeli Minister of Communications, said: "I congratulate Cellcom Israel on its decision. This step will promote the competition in the multi-channel television field in Israel, and will facilitate the reduction of the high price currently paid by the Israeli consumer for television services. We will assist as much as possible in encouraging and promoting the competition in that field."

For additional see the Company's annual report for the year ended December 31, 2013 on Form 20-F dated March 6, 2014 under "Item 3. Key Information – D. Risk Factors – Our investment in new businesses involves many risks".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 17, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary